Exhibit 99.3

PROXY STATEMENT

This Proxy Statement is being furnished pursuant to the Proxy Form for the Annual General Meeting (“AGM” or the “Meeting”) of Himax Technologies, Inc. (“Himax” or the “Company”) to be held on August 12, 2026 at 09:30 a.m. (Taiwan time).

I.	SHAREHOLDER(s) ADOPTION OF THE COMPANY’S 2025 AUDITED FINANCIAL STATEMENTS

The Company seeks shareholder adoption of the Company’s 2025 Audited Financial Statements, which have been prepared according to International Financial Reporting Standards as issued by the International Accounting Standards Board, in respect of the financial year ended December 31, 2025. Along with the Audited Financial Statements, the Company seeks shareholder adoption of the report of the auditors in respect of the same financial period (the “Reports of the Auditors”). A copy of each of the Company’s Audited Financial Statements and the Reports of the Auditors is included in the 2025 Himax Annual Report which will be available on the Company’s website (https://www.himax.com.tw/investors/financial-information/).

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for this proposal.

The Board of Directors of the Company (the “Board of Directors”) recommends a vote FOR this proposal.

II.	RETIREMENT OF THIS TERM AND RE-ELECTION OF MR. LIANG-GEE CHEN AS AN INDEPENDENT DIRECTOR OF THE COMPANY

Mr. Liang-Gee Chen will properly retire from his directorship position at Himax to be eligible for re-election pursuant to the Third Amended and Restated Articles of Association of Himax, and he has offered himself for re-election as an independent director of Himax.

Mr. LIANG-GEE CHEN (“Dr. Chen”) now serves as Emeritus Professor of Department of Electrical Engineering, National Taiwan University. Dr. Chen holds a B.S. and M.S. and Ph.D. degree in Electrical Engineering from National Cheng Kung University. Dr. Chen has previous served several roles including as Minister of Ministry of Technology and Science, Deputy Minister of Ministry of Education, Executive Vice President for Academics and Research of NTU, Vice Dean Officer for College of Electrical Engineering and Computer Science of NTU, and President of National Applied Research Laboratories. Dr. Chen has thorough and extensive professional expertise and experience across industry, government, and academia. He has devoted the Electrical Engineering specificity on VLSI design for Multimedia Processing System. He received the IEEE Fellow in 2001, TWAS Engineering Science Medal in 2010 and Fellow of National Academy of Innovators in 2016.

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for this proposal with respect to the election of Mr. Liang-Gee Chen as an Independent Director of Himax (Company).

The Board of Directors recommends a vote FOR this proposal.

III.	OTHER MATTERS

As of the date of this Proxy Statement, Himax does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the Meeting.

Shareholders are urged to sign the enclosed proxy form and to return it to Yuanta Securities Co., Ltd. within the designated period in the enclosed envelope. Proxies will be voted in accordance with shareholders’ directions. Signing the proxy form does not affect a shareholder’s right to vote in person at the meeting, and the proxy may be revoked prior to its exercise by appropriate notice to the undersigned. If no directions are given in the voting card, proxies will be voted for the:

1.	Adoption of Himax’s 2025 Audited Financial Statements,

and;

2.	Re-election of Mr. Liang-Gee Chen as an Independent Director of the Company, and;

Himax Technologies, Inc.

By:
	Name:	Jordan Wu
	Title:	Director, CEO and President